CERTIFICATE OF NOTIFICATION

                                    Filed By

                               GULF POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated September 27, 1993, December 15, 1993, September 26, 1994 and February 23, 1996 in the matter of File No. 70-8229.

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       Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

       1. On November 20, 1996, the issuance and sale by the Company of $25,000,000 principal amount of First Mortgage Bonds, 6 1/2% Series due November 1, 2006 (the "Bonds"), were carried out in accordance with the terms and conditions of and for the purposes represented by the application and of said orders with respect thereto.

       2. All of the proposals for the purchase of said Bonds were submitted upon the identical form of proposal, a copy of which is filed herewith as Exhibit B. The names of the various bidders submitting proposals and the interest rates and prices to the Company (exclusive of accrued interest) specified in such proposals were as follows:


         Name                       Interest Rate (%)   Price to Company (%)

CS First Boston Corporation              6.500                 98.1410

Merrill Lynch & Co.                      6.625                 99.0280

Morgan Stanley & Co. Incorporated        6.750                 99.9230
     Bear, Stearns & Co. Inc.
     Dillon, Read & Co. Inc.

Smith Barney Shearson Inc.               6.625                 98.9570

J. P. Morgan Securities Inc.             6.700                 99.4830

Citicorp Securities Inc.                 6.625                 98.9440

Deutsche Morgan Grenfell                 6.600                 98.6510

First Union Capital Markets Corp.        6.750                 99.6980



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         Name                       Interest Rate (%)     Price to Company (%)

Lehman Brothers Inc.                     6.550                   98.2600

Donaldson, Lufkin & Jenrette
      Securities Corporation             6.750                   99.6470

PaineWebber Incorporated                 6.700                   99.2240
     Prudential Securities
         Incorporated
Furman Selz LLC                          6.750                   99.4239

UBS Securities Inc.                      6.750                   99.1750

Salomon Brothers Inc                     6.875                   98.8940
     ABN AMRO Securities (USA) Inc.


The winning bidder being CS First Boston Corporation.

       3.     Filed herewith are the following exhibits:

              Exhibit A      - Prospectus supplement with respect to the
                               Bonds dated November 6, 1996. (Filed
                               electronically November 19, 1996, in File No. 33-50165.)

              Exhibit B      - Proposal accepted with attached purchase
                               contract for the purchase of the Bonds effective November 6, 1996. (Designated in the Company's Form 8-K dated November 6, 1996, File No. 0-2429, as Exhibit 1.)

              Exhibit C      - Supplemental Indenture dated as of November
                               1, 1996. (Designated in the Company's Form 8-K dated November 6, 1996, File No. 0-2429, as
                               Exhibit 4.)

              Exhibit D      - Opinion of Beggs & Lane, dated November 27, 1996.


Dated:   November 27, 1996                    GULF POWER COMPANY



                                              By   /s/Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary